VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2016

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2016

CONTENTS

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 947,406
Interest-bearing deposits	1,032,572
Deposit with clearing organization (restricted)	100,000
Trading assets, at fair value	2,288,068
Prepaid expenses and other assets	131,474
Fixed assets, net	6,614
	$ 4,506,134
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued commission expense	$ 119,456
Accrued expenses and other liabilities	57,628
Total Liabilities	177,084
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	3,329,050
Total stockholder's equity	4,329,050
	$ 4,506,134

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2016

Revenue:	
Commissions	$ 1,410,704
Administrative fees	492,600
Interest income	70,040
Loss on trading securities, net	(33,912)
Other income	156,820
	2,096,252
Expenses:	
Compensation and benefits	653,946
Commission expense	463,444
Professional services	62,549
Clearing fees	106,830
Occupancy and equipment	87,459
Insurance	77,473
Other	105,690
	1,557,391
Income before income taxes	538,861
Income tax expense	203,505
Net income	$ 335,356

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2016

	Common Stock	Retained Earnings	Total
Balance at January 1, 2016	$ 1,000,000	$ 2,993,694	$ 3,993,694
Net income	-	335,356	335,356
Balance at December 31, 2016	$ 1,000,000	$ 3,329,050	$ 4,329,050

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

Cash flows from operating activities	
Net income	$ 335,356
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	11,276
Changes in assets and liabilities	
Interest-bearing deposits	289,029
Trading assets	(1,325,375)
Prepaid expenses and other assets	(103,333)
Accrued commission expense	10,195
Accrued expenses and other liabilities	(5,173)
Net cash from operating activities	(788,025)
Cash flows from investing activities	
Capital expenditures	(851)
Net cash from investing activities	(851)
Net change in cash and cash equivalents	(788,876)
Cash and cash equivalents at beginning of year	1,736,282
Cash and cash equivalents at end of year	$ 947,406
Supplemental disclosure:	
Income taxes paid	$ 195,000

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Interest-Bearing Deposits: Interest-bearing deposits mature within one year and are carried at cost.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Cost Method Investment: The Company holds an investment in a limited partnership and accounts for it using the cost method of investment. The security is periodically assessed for impairment.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2016. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2016, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds). Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2016.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

Adoption of New Accounting Standards: In May 2014 the FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer.

These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods with that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis: and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all entities upon issuance. Lessees (for capital and operating leases) and lessors (for sale-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statement. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2016, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2016 securities owned were as follows:

US Corporate Bonds:

Morgan Stanley	$ 65,032
Citigroup	8,003
Comcast	20,028
General Electric	18,012
AT&T	25,007
Murray STR	70,365
General Electric	321,597
Comcast	26,654
Molson Coors	50,122
AT&T	30,041
Credit Suisse	169,657
BAT International	250,700
CBS Corp	50,158
Telefonica Emisiones	18,404
General Motors	81,518
Morgan Stanley	103,036
Ford Motor	19,967
McDonalds Corp	128,235
Walgreens Boots Alliance	20,050
AT&T Global	14,967
Sherwin Williams	299,481
Duke Energy	396,836
Diageo Cap	3,253
	2,191,123

Equities:

Disney Walt Co.	47,941
KKR	32,704
Twitter Inc.	16,300
	96,945
	$ 2,288,068

The proceeds from sales of trading securities and the associated gains and losses are listed below:

Proceeds	$ 515,064
Gross gains	353
Gross losses	(12,912)

NOTE 4 – INVESTMENT IN BBH LIMITED PARTNERSHIP

During 2016 the Company invested the amount of $91,009 in the BBH Capital Partners V, L.P. The Company still have a commitment of investment for additional $908,991 on this Limited Partnership that will be made at the discretion of the Managers of the fund. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

NOTE 5 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities outstanding as of December 31, 2016 are determined by obtaining quoted market prices, if available (Level 1).

The fair values of corporate bonds outstanding as of December 31, 2016 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The carrying amounts, which approximate the estimated fair value because of their short maturity, for cash and cash equivalents of $947,406 interest bearing deposits and deposits with clearing organization of $1,132,572, are considered Level 1 inputs.

The carrying amounts, which approximate the estimated fair value because of their short maturity, for accrued commission expense of $119,456 and accrued expenses and other liabilities of $57,628 are considered Level 1 inputs.

NOTE 6 - INCOME TAXES

Income tax expense for the period ended December 31, 2016 was as follows.

Current	$	208,532
Deferred		(5,027)
	$	203,505

Period end deferred tax assets (liabilities) was due to the following:

Deferred tax assets:		
Deferred Rent	$	6,778
Other		717
Deferred Tax Liabilities:		
Fixed Assets Depreciation		(3,411)
Total Net Deferred Tax Asset	$	4,084

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2013.

NOTE 7 – LEASES

The Company subleases a portion of the operating lease on a month by month basis and recognizes the income as an offset to occupancy expenses in the accompanying statement of operations.

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2016 were as follows:

Year ending	Amount
2017	$ 103,997
2018	107,117
2019	110,330
	$ 321,444

Rent expense was $67,239 for the year ended December 31, 2016 net of sublease payments of $43,397.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2016, the Company earned approximate $279,823 from commissions derived from trades involving these companies under the same control.

At December 31, 2016, there are no amounts due from and approximately $119,456 due to companies within the common ownership group.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $4,108,316 which was $4,008,316 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0431 to 1 at December 31, 2016.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2016

Total stockholder's equity	$ 4,329,050
Deductions and/or charges	
Net fixed assets	6,614
Other non-allowable assets	133,551
Net capital before haircuts on securities	4,188,885
Haircuts on securities	80,569
Net capital	$ 4,108,316
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued commissions	$ 119,456
Accrued expenses and other liabilities	57,628
Total aggregate indebtedness	$ 177,084
Aggregate indebtedness to net capital	4.31%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	4,108,316
Excess net capital	$ 4,008,316
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 3,988,316

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2016 audited FOCUS Part IIA filings submitted on January 26, 2017.

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1   _____

B. (k)(2)(i) - "Special Account for the Exclusive Benefit
    of Customers" maintained   _____

C. (k)(2)(ii) - All customer transactions cleared through another
    broker-dealer on a fully disclosed basis302
    Name of clearing firm: Pershing Advisor Solutions LLC   ____X____

D. (k)(3) - Exempted by the order of the Commission   _____